January 10, 2008
CONFIDENTIAL
------------

                          Via Facsimile and U.S. Mail
                          ---------------------------

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Mailstop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

   Re:   Micrel, Incorporated
         Form 10-K for the Fiscal year ended December 31, 2006 and Form 10-Q for the Fiscal Quarter Ended September 30, 2007 SEC File No. 000-25236

Dear Mr. Webb:

   I am writing to you on behalf of Micrel, Incorporated ("Micrel" or "Company"), in response to the letter from the Staff of the Division of Corporation Finance (the "Staff"), dated November 30, 2007, relating to the above-referenced filings. The comment from the Staff's letter is repeated below, in turn, and is followed by the Company's response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007
---------------------------------------------------------
Note 12. Litigation and Other Contingencies, page 10
----------------------------------------------------

1. We see that you have recorded a Deloitte & Touche LLP litigation settlement during the period as part of non-operating other income in your Condensed Consolidated Statements of Operations. We note that the litigation related to certain professional advice received from Deloitte and it is unclear why presentation of the income as non-operating is appropriate. As such, please tell us in detail why you believe the amount is properly classified as a non-operating activity or alternatively, please reclassify this amount within operating activities in future filings beginning with your next Form 10-K.

The Company advises the Staff that the $15.5 million payment received from Deloitte & Touche LLP ("Deloitte") to dismiss the pending litigation was classified as non-operating income based upon the Company's review of available U.S. GAAP and SEC guidance and management's judgment, which management believes supports its classification. In reaching its conclusion, management considered, among other things, the guidance contained in Rule 5-03 of Regulation S-X, FASB Statement of Financial Accounting Concepts 6, "Elements of Financial Statements and APB 30: Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions."

As the Company has disclosed in its filings, "the Company filed a complaint against Deloitte alleging various causes of action relating to certain professional advice received by Micrel from Deloitte. In this lawsuit, Micrel alleged that Deloitte negligently rendered services as accountants to Micrel, breached certain agreements with Micrel by failing to perform services using ordinary skill and competence and in conformance with generally accepted principles for such work and made certain false representations upon which Micrel justifiably relied. Deloitte has denied all allegations in the complaint. The complaint sought compensatory damages, costs associated with the suit and such other relief that the court may deem just and proper. On February 23, 2007, the parties entered into a Settlement Agreement and Mutual Releases. Under the terms of the Agreement, the parties agreed to dismiss with prejudice the pending litigation and Deloitte paid to Micrel a settlement amount of $15.5 million."

The Company recorded the $15.5 million settlement amount as other non-operating income in its quarterly financial statements for the quarter ended March 31, 2007. The Company concluded that the classification of the settlement as other non-operating income was appropriate as the settlement did not result from activities related to the Company's business activities, major/central operations, or from the sale/use of the Company's tangible or intangible assets upon which the Company's operations are dependent.

In making its determination to classify the settlement as non-operating income, management considered the following:

  * The settlement payment did not represent income earned or expense incurred from the Company's normal operations (i.e. earned in exchange for products or services provided by the Company or from the sale/use of the Company's tangible or intangible assets used in its operations) nor did it represent the reimbursement of operating expenses incurred. Accordingly, the recognition of the settlement was appropriately classified as miscellaneous other non-operating income pursuant to Rule 5-03 (b)(7)(d).

  * The item in question is a gain and results from a litigation settlement that is unusual in nature and not of a type an investor would normally associate with the ongoing operations of the Company (i.e. company suing its independent accountants). While we acknowledge many litigation settlements are appropriately classified as operating activities, in our case, we believe classification of the gain as an operating item would not be appropriate given the lack of any connection with our operating activities or related assets. Further, inclusion of the settlement income in operations may make the comparison of the period over period operational performance more difficult and potentially misleading to investors.

  * The lump-sum settlement has been properly reported in the first quarter of 2007, the period of the final settlement. The settlement relates to events and activities that occurred from 1996 through 2001. The income from the settlement was prominently displayed on the face of the income statement and appropriately disclosed in the notes to the financial statements. This is consistent with the guidance in APB 30: Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions.

Based on the facts and circumstances of the settlement, management believes that its original classification in non-operating income is appropriate and consistent with U.S. GAAP, including Rule 5-03 of Regulation S-X and Concept Statement 6 and APB 30 and that no reclassification is required. In future filings we will expand our disclosure related to this litigation settlement to state that the settlement payment did not represent, either directly or indirectly, income earned or expense incurred from the Company's normal operations, nor did it represent the reimbursement of operating expenses incurred.


Furthermore, the Company acknowledges the following:

  * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  * Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
and

  * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please address any additional comments to the undersigned via facsimile at (408) 474-1077. If you have any questions regarding the foregoing, please do not hesitate to contact me at (408) 474-3654.

                                                    Very truly yours,


                                                 /s/ Richard D. Crowley
                                                 ----------------------
                                                 Richard D. Crowley
                                                 Chief Financial Officer
                                                 Micrel, Incorporated



cc:   Kevin Kuhar
      (Securities and Exchange Commission)

      Vincent Tortolano
      Mark Cummings
      (Micrel, Incorporated)